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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

DIGITAL ISLAND, INC.
(Name of Subject Company (Issuer))

DALI ACQUISITION CORP.
CABLE AND WIRELESS PLC
(Names of Filing Persons—Offerors)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

25385N-10-1
(CUSIP Number of Class of Securities)

Robert Drolet
124 Theobalds Road
London WC1X 8RX
England
44 207 315 4000
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Nathaniel M. Cartmell III, Esq.
P. Joseph Campisi, Jr., Esq.
Patrick J. Devine, Esq.
 PILLSBURY WINTHROP LLP
P.O. Box 7880
San Francisco, CA 94120-7880

CALCULATION OF FILING FEE

Transaction Valuation:	$281,613,280.60(*)	Amount of Filing Fee:	$56,322.66

(*)	Determined in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934 (the "Exchange Act"). This Transaction Valuation assumes, solely for purposes of calculating the Filing Fee for this Schedule TO, that the Purchaser purchases all outstanding shares of Common Stock, par value $0.001 per share ("Shares"), of Digital Island, Inc. at $3.40 per Share net to the seller in cash. Digital Island, Inc. has informed the Purchaser that 82,226,556 Shares are issued and outstanding as of May 10, 2001, the last date as to which the number of Shares was readily ascertainable, and that as of June 18, 2001, the expiration of the Offer, options and warrants to purchase a total of 1,075,2580 Shares will be exercisable at exercise prices below $3.40 per Share. Such options and warrants have a weighted average exercise price of $1.50 per Share. The Transaction Valuation assumes that all such options and warrants will be exercised in full and the Purchaser will purchase the Shares obtained upon exercise thereof.
/ /	Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing Party:	Not applicable.
Date Filed:	Not applicable.
/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
/x/	third-party tender offer subject to Rule 14d-1
/ /	issuer tender offer subject to Rule 13e-4
/ /	going-private transaction subject to Rule 13e-3
/ /	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

    This Tender Offer Statement on Schedule TO relates to an offer by Dali Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Cable and Wireless plc, a public limited company incorporated under the laws of England and Wales ("Cable & Wireless" or "Parent"), to purchase all outstanding shares of Common Stock, par value $0.001 per share (the "Shares"), of Digital Island, Inc., a Delaware corporation ("Digital Island" or the "Company"), at $3.40 per share, net to the seller in cash, without interest thereon, and less any required withholding taxes upon the terms and subject to the conditions set forth in its Offer to Purchase dated May 21, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Cable & Wireless intends to contribute its ownership interest in Purchaser to Cable & Wireless USA, Inc., a Delaware corporation and a wholly owned subsidiary of Cable & Wireless ("Cable & Wireless USA"), prior to the consummation of the Offer. This Schedule TO is being filed on behalf of Purchaser and Parent.

    The information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated herein by reference in answer to Items 1 through 9 and 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

Item 3. Identity and Background of Filing Person.

    Neither Parent, Cable & Wireless USA, Purchaser nor, to the best knowledge of Parent, Cable & Wireless USA and Purchaser, any of the persons listed in Schedule I to the Offer to Purchase has during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 10. Financial Statements of Certain Bidders.

    Not Applicable.

Item 12. Material to be Filed as Exhibits.

(a)(1)(A)	Offer to Purchase dated May 21, 2001.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Stockholders.
(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(H)	Joint press release issued by the Company and Parent on May 14, 2001 announcing the intention of the Purchaser to commence the Offer (incorporated by reference to the Schedule TO-C filed by Parent and Purchaser on May 14, 2001).
(a)(1)(I)	Summary Advertisement as published in The Wall Street Journal on May 21, 2001.
(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated May 14, 2001, by and among the Company, Purchaser and Parent.
(d)(2)	Confidentiality Agreement, dated September 21, 2000, between Parent and the Company.
(d)(3)	Employment Agreement, dated as of May 13, 2001, by and among the Company, Parent and Ruann Ernst.
(d)(4)	Employment Offer Letter, dated May 13, 2001, from Parent to Ruann Ernst.
(d)(5)	Employment Agreement, dated as of May 13, 2001, by and among the Company, Parent and Charles Picasso.
(d)(6)	Employment Offer Letter, dated May 13, 2001 from Parent to Charles Picasso.
(d)(7)	Employment Agreement, dated as of May 13, 2001, by and among the Company, Parent and Timothy Wilson.
(d)(8)	Employment Offer Letter, dated May 13, 2001, from Parent to Timothy Wilson.
(d)(9)	Employment Agreement, dated as of May 14, 2001, by and among the Company, Parent and Addo Barrows.
(d)(10)	Employment Offer Letter, dated May 14, 2001, from Parent to Addo Barrows.
(g)	Not applicable.
(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

    Not applicable.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated: May 21, 2001.

DALI ACQUISITION CORP.
By	/s/ ROBERT DROLET
Name: Robert Drolet Title: President
CABLE AND WIRELESS PLC
By	/s/ ROBERT DROLET
Name: Robert Drolet Title: Chief Commercial Officer, Global Cable and Wireless plc

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated May 21, 2001.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Stockholders.
(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(H)	Joint press release issued by the Company and Parent on May 14, 2001 announcing the intention of the Purchaser to commence the Offer (incorporated by reference to the Schedule TO-C filed by Parent and Purchaser on May 14, 2001).
(a)(1)(I)	Summary Advertisement as published in The Wall Street Journal on May 21, 2001.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated May 14, 2001, by and among the Company, Purchaser and Parent.
(d)(2)	Confidentiality Agreement, dated September 21, 2000, between Parent and the Company.
(d)(3)	Employment Agreement, dated as of May 13, 2001, by and among the Company, Parent and Ruann Ernst.
(d)(4)	Employment Offer Letter, dated May 13, 2001, from Parent to Ruann Ernst.
(d)(5)	Employment Agreement, dated as of May 13, 2001, by and among the Company, Parent and Charles Picasso.
(d)(6)	Employment Offer Letter, dated May 13, 2001, from Parent to Charles Picasso.
(d)(7)	Employment Agreement, dated as of May 13, 2001, by and among the Company, Parent and Timothy Wilson.
(d)(8)	Employment Offer Letter, dated May 13, 2001, from Parent to Timothy Wilson.
(d)(9)	Employment Agreement, dated as of May 14, 2001, by and among the Company, Parent and Addo Barrows.
(d)(10)	Employment Offer Letter, dated May 14, 2001, from Parent to Addo Barrows.
(g)	Not applicable.
(h)	Not applicable

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Item 3. Identity and Background of Filing Person.
Item 10. Financial Statements of Certain Bidders.
Item 12. Material to be Filed as Exhibits.
Item 13. Information Required by Schedule 13E-3.
SIGNATURE
INDEX TO EXHIBITS